AM 3-7-2005

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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05036775

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 2 5 2005 WASHINGTON, D.C. SECTION

SEC FILE NUMBER
8-~~476-47~~ 47147

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tremont Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One Corporate Center at Rye 555 Theodore Fremd Avenue
(No. and Street)

Rye	NY	10580
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Brown, Financial and Operations Principal (914) 925-1140
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(c)(2)*

OATH OR AFFIRMATION

I, Arthur J. Brown, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and Supplementary Information pertaining to the firm of Tremont Securities, Inc. as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

LINDA MORRIS
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01MO6045332
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES 07-31-2006

Linda Morris
Notary Public

[Signature]
Signature

Financial and Operations Principal
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Shareholder's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [x] (g) Computation of Net Capital Pursuant to Rule 15c3-1
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [x] (o) Independent auditors' report on internal accounting control
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - Customer's Regulated Commodity Futures Account Consent to Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Tremont Securities, Inc.

Statement of Financial Condition

December 31, 2004

Contents

KPMG

KPMG LLP
757 Third Avenue
New York, NY 10017

Report of Independent Auditors

Board of Directors and Shareholder
Tremont Securities, Inc.

We have audited the accompanying statement of financial condition of Tremont Securities, Inc. (the "Company") as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial position provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tremont Securities, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 18, 2005

Tremont Securities, Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash	$ 876,370
Private placement fees receivable, net of $5,000 allowance for bad debts	182,811
Investment securities	13,117
Other assets	14,081
Receivable from brokers and dealers	4,314
Total assets	$1,090,693
Liabilities and Shareholder's Equity	
Liabilities:	
Due to Parent	$ 208,939
Accrued expenses	14,500
Total liabilities	223,439
Shareholder's equity:	
Common stock, no par value; 200 shares authorized, issued and outstanding	20,000
Additional paid-in capital	150,000
Retained earnings	697,254
Total shareholder's equity	867,254
Total liabilities and shareholder's equity	$1,090,693

See accompanying notes to financial statement.

1. General Information and Significant Accounting Policies

Tremont Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934, as amended. The Company is a wholly-owned subsidiary of Tremont Capital Management, Inc. (the "Parent").

The Company acts as an introducing broker for security transactions initiated by its Parent and other affiliated and nonaffiliated entities. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis. Accordingly, customer positions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses on these transactions in the event of nonperformance by its customers. This exposure is reduced by the clearing broker's policy of obtaining and maintaining adequate collateral until transactions are completed.

The Company also acts as a private placement agent for certain nonaffiliated limited partnerships ("Partnerships"). The Company receives a percentage of the management fee and, if applicable, a percentage of the special allocation paid by the Partnerships to the General Partners for interests introduced to the Partnerships by the Company. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The accompanying statement of financial condition has been prepared from separate records maintained by the Parent, and may not necessarily be indicative of the financial condition which would have existed if the Company had been operated as an unaffiliated entity.

All securities transactions are recorded on a trade date basis.

The investment securities consist of 1,300 shares of common stock of The Nasdaq Stock Market, Inc. and are carried at market value based on quoted market prices.

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Income taxes due to governmental agencies are based upon the Company's best estimate of its current and deferred tax liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. The effective tax rate is other than the statutory tax rate due primarily to permanent differences such as state taxes. The Company will file its 2004 federal income tax return on a consolidated basis with its ultimate parent MassMutual and certain affiliates. The Company is subject to a written tax-allocation agreement, which allocates the Company's consolidated tax liability for payment purposes. Generally, the agreement provides that the group members shall be compensated for the use of their losses and credits by other group members.

2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $662,347, which was $657,347 in excess of the required minimum capital of $5,000 and its ratio of aggregate indebtedness to net capital was .02 to 1.0.

In accordance with the Company's agreement for securities clearance services (the "Agreement"), the Company is required to maintain net capital equal to the greater of the amount required by Rule 15c3-1 or $150,000. In addition, the Company is required to notify the clearing broker dealer when its aggregate indebtedness ratio reaches or exceeds 10 to 1 or if the Company elects to operate under paragraph (a)(1)(ii) of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, when the Company's net capital is less than the greater of $150,000 or 5% of aggregate indebtedness computed in accordance with Rule 15c3-1. The Parent has entered into a continuing guarantee with the clearing broker dealer covering all obligations of the Company incurred and arising pursuant to the terms of the Agreement. This guarantee is limited to the difference between the net capital as computed under Rule 15c3-1 and $150,000, for so long as the Company's net capital is less than $150,000, if applicable.

3. Related Party Transactions

Pursuant to an Administrative Services Agreement dated as of January 1, 2003, the Parent provides various administrative and support services to the Company. In consideration for such services, the Company pays an administrative services fee equal to the costs, which are directly or indirectly incurred with respect to such services, which amounted to $136,421 for the year ended December 31, 2004. These costs are largely allocated to the company by the Parent, proportionately based on a relevant methodology. Management of the Company believes the allocation methods used are reasonable and appropriate in the circumstances.

Due to Parent is primarily composed of the net intercompany receivables and payables with the Parent relating to expenses and taxes (see note 1) allocated to the Company and incurred by the Parent on behalf of the Company.

KPMG LLP
757 Third Avenue
New York, NY 10017

Independent Auditors' Supplementary Report on Internal Control Required by SEC Rule 17a-5

Board of Directors and Shareholder
Tremont Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Tremont Securities, Inc. ("the Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 18, 2005